Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Nine Months Ended	Year Ended
	September 30, 2013	December 31, 2012
Earnings:
Income before income taxes	$90,609	$124,209
Add (deduct):
Fixed charges	50,400	69,246
Capitalized interest, net of amortization	(17)	(343)
Other	231	374

Earnings available for fixed charges (a)	$141,223	$193,486

Fixed charges:
Interest expense	$37,606	$51,609
Capitalized interest and tax interest	26	568
One third of rental expense (1)	12,768	17,069

Total fixed charges (b)	$50,400	$69,246

Ratio of earnings to fixed charges (a/b)	2.80	2.79

(1) Considered to be representative of interest factor in rental expense.